

July 14, 2011

<u>Via E-mail</u>
Mr. Ronald M. DiNella
Chief Financial Officer
Morton's Restaurant Group, Inc.
325 North LaSalle Street, Suite 500
Chicago, Illinois 60654

> **Re:** **Morton's Restaurant Group, Inc.**
> **Form 10-K for the fiscal year ended January 2, 2011**
> **Filed March 4, 2011**
> **File No. 001-12692**

Dear Mr. DiNella:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 2, 2011</u>

<u>Risk Factors, page 10</u>

1. We note the statement "any of the other risks described in this Form 10-K" on page 10. All material risks should be discussed in this section. Please confirm that you will remove this language in future filings.

<u>Financial Statements, page 47</u>
<u>Statement of Cash Flows, page 52</u>

2. We note that on your statement of cash flows, "net income (loss) attributable to controlling interest" is reconciled to net cash provided by operating activities. Please note that under the guidance in ASC 230-10-45-28 the statement of cash flows should

reconcile "net income" (rather than "net income attributable to controlling interest") to net cash provided by operating activities. Please revise future filings accordingly.

Notes to the Financial Statements, page 53
General

3. We note from your disclosure in Note 12 that during 2009 you recorded impairment charges to certain long-lived assets and to the intangible asset. Please revise future filings to include the disclosures required by ASC 820-10-50-5 for all assets and liabilities that are measured at fair value on a non-recurring basis. Please note that under ASC 820-10-50-8 these disclosures should be made in tabular format.

Note 14. Legal Matters and Contingencies, page 70

4. We note your disclosure in the last paragraph of Note 14 that you are involved in various other claims and legal actions, including claims and legal actions by landlords, arising in the ordinary course of business. You further disclose that you do not believe that the ultimate resolution of these actions will have a material adverse effect on the company's financial condition, however, an adverse judgment by a court or an arbitrator or a settlement could adversely impact your results of operations and liquidity position in any given period. In light of this disclosure that there may be an adverse impact on the results of operations and liquidity position, we believe that under ASC 450-20-50 you are required to disclose the nature and amount of any reasonably possible losses. You may comply with these disclosure requirements as follows:
    ▪ Disclose the amount or range of reasonably possible losses;
    ▪ Disclose that any such amount in addition to that accrued is not material to the financial statements (disclosure that it would not be material to balance sheet but may be to the income statement is not acceptable); or
    ▪ Disclose that the amount cannot be estimated.

    Please provide us with draft disclosure language indicating how you intend to comply with this guidance in future filings.

Definitive Proxy Statement filed April 1, 2011

5. We note on page 15 that you use targeted EBITDA and targeted EPS in determining annual incentive bonus payments. However, it appears that you have not disclosed EBITDA and EPS targets for the performance period. Please confirm that in future filings you will disclose the specific performance targets used to determine annual incentive bonus payments. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be

for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Form 8-K filed May 4, 2011

6. Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. Given that your non-GAAP adjusted net income is disclosed prior to the corresponding GAAP amounts on the first page, we believe the non-GAAP measure has been given greater prominence. Please revise future filings to present the equivalent GAAP measure with equal or greater prominence to the non-GAAP financial measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or me at 202-551-3813 with any other questions.

Sincerely,

/s/ David R. Humphrey, for

Linda Cvrkel
Branch Chief